Sticker to Prospectus

The Prospectus for ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”) consists of (1) this sticker, (2) the Prospectus, dated June 6, 2011, (3) the Supplement No. 1, dated August 12, 2011, (4) the Supplement No. 2, dated November 14, 2011, (5) the Supplement No. 3, dated December 28, 2011, (6) the Supplement No. 4, dated March 30, 2012, (7) the Supplement No. 5, dated May 15, 2012, (8) the Supplement No. 6, dated August 14, 2012, (9) the Supplement No. 7, dated November 14, 2012, (10) the Supplement No. 8, dated December 21, 2012, (11) the Supplement No. 9, dated March 28, 2013, and (12) the Supplement No. 10, dated May 15, 2013, which (i) contains information related to the current status of the offering, (ii) updates certain information relating to compensation paid to affiliates of Fund Fifteen and certain non-affiliates, (iii) provides information regarding certain transactions entered into by Fund Fifteen, (iv) updates certain information regarding funds sponsored by affiliates of Fund Fifteen’s general partner, ICON GP 15, LLC, and (v) updates certain financial information of Fund Fifteen to March 31, 2013.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-169794

ICON ECI FUND FIFTEEN, L.P.

SUPPLEMENT NO. 10
DATED MAY 15, 2013

TO PROSPECTUS DATED
JUNE 6, 2011

Summary

ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”) is providing you with this Supplement No. 10, dated May 15, 2013 (“Supplement No. 10”), to update the Prospectus, dated June 6, 2011 (the “Prospectus”), as amended by Supplement No. 1, dated August 12, 2011 (“Supplement No. 1”), Supplement No. 2, dated November 14, 2011 (“Supplement No. 2”), Supplement No. 3, dated December 28, 2011 (“Supplement No. 3”), Supplement No. 4, dated March 30, 2012 (“Supplement No. 4”), Supplement No. 5, dated May 15, 2012 (“Supplement No. 5”), Supplement No. 6, dated August 14, 2012 (“Supplement No. 6”), Supplement No. 7, dated November 14, 2012 (“Supplement No. 7”), Supplement No. 8, dated December 21, 2012 (“Supplement No. 8”) and Supplement No. 9, dated March 28, 2013 (“Supplement No. 9).  The information in this Supplement No. 10 supplements, modifies and supersedes some of the information contained in the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9.  This Supplement No. 10 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9.

The primary purposes of this Supplement No. 10 are to:

•	Describe the current status of the offering;

•	Update certain information relating to compensation paid to affiliates of Fund Fifteen and certain non-affiliates;

•	Provide information regarding certain transactions entered into by Fund Fifteen;

•	Update certain information regarding funds sponsored by affiliates of Fund Fifteen’s general partner, ICON GP 15, LLC (the “General Partner”); and

•	Update certain financial information of Fund Fifteen to March 31, 2013.

Current Status of the Offering

The initial closing date for Fund Fifteen was July 28, 2011, the date on which Fund Fifteen raised $1,200,000 and reached the minimum offering amount.   On November 17, 2011, Fund Fifteen achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania and the State of Tennessee. As of May 9, 2013, 184,881 limited partnership interests have been sold to 4,387 limited partners, representing $184,051,061 of capital contributions to Fund Fifteen.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through May 9, 2013, Fund Fifteen paid and/or accrued the following fees in connection with its offering of its limited partnership interests:  (i) sales commissions to third parties in the amount of $12,278,940 and (ii) dealer-manager fees to affiliated parties in the amount of $5,381,105.  Through May 9, 2013, organizational and offering expenses in the amount of $2,659,556 were paid or incurred by Fund Fifteen, its General Partner or its General Partner’s affiliates.  These fees and expense reimbursements are described on pages 39 through 40 of the Prospectus.

Recent Transactions

On April 2, 2013, Fund Fifteen, through two joint ventures owned 55% by it and 45% by Fund Fourteen, purchased two chemical tanker vessels, the Ardmore Capella and Ardmore Calypso, from wholly owned subsidiaries of Ardmore Shipholding Limited (“Ardmore”).  Simultaneously, the vessels were bareboat chartered back to Ardmore for a period of five years.  The purchase price for the vessels was funded by $8,850,000 in cash, $22,750,000 of financing through non-recourse long-term debt and $5,500,000 of financing through two subordinated, non-interest-bearing seller’s credits.

On April 5, 2013, Fund Fifteen made a secured term loan in the amount of $13,500,000 to Lubricating Specialties Company (“LSC”) as part of an $18,000,000 facility.  The loan bears interest at 13.5% per year and matures on August 1, 2018.  The loan is secured by, among other things, a second priority security interest in and lien on LSC’s liquid storage tanks, blending lines, packaging equipment, accounts receivable and inventory, which were valued in the aggregate at approximately $52,030,000.

Funds Sponsored by Affiliates of Fund Fifteen’s General Partner

The disclosure under the heading “Funds Sponsored by Affiliates of Our General Partner—Recent Potentially Adverse Business Developments or Conditions” on pages 60 through 66 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9, is hereby replaced in its entirety with the following:

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets deteriorated significantly after the U.S. economy entered into a recession in December 2007. As a result, our Investment Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable. As discussed above, we expect to rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than the Public Funds sponsored by previous management and, therefore, our Investment Manager believes that we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on domestic financing markets indicates that domestic financing volume in general and equipment financing volume in particular has generally deteriorated since the onset of the recession. See “Industry Overviews” for a discussion of current industry trends in commercial and industrial loans and equipment financing.  However, due to differences in investment objectives and strategy between us and traditional providers of equipment financing discussed in “Industry Overviews,” the performance of the overall equipment financing market is not directly correlated to our performance and our Investment Manager does not expect that there will be any material adverse impact on the demand for its investments.

Some of the Public Funds have disclosed certain potentially adverse business developments or conditions in their Annual Reports on Form 10-K for the year ended December 31, 2012.  Except as disclosed above, our Investment Manager does not expect that any of these events will materially impact such funds’ liquidity, cash flows or profitability at this time.  These events include:

(i)
On April 15, 2009, Groupe Henri Heuliez (the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (with HSA, “Heuliez”)) and HSA filed for Redressement Judiciaire, a proceeding under French law similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code. Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009. Since the time of the Redressement Judiciaire filings, two French government agencies agreed to provide Heuliez with financial support. On June 30, 2010, the administrator for the Redressement Judiciaire sold Heuliez to Baelen Gaillard (“Baelen”). Fund Eleven and Baelen have agreed to restructure Fund Eleven’s leases so that Fund Eleven can recover its investment. Effective October 5, 2010, Fund Eleven amended its lease with Heuliez to restructure the lease payment obligations and extend the base terms of the leases through December 31, 2014. On July 17, 2012, the June 30, 2012 payment of €430,800 due under the lease with Heuliez was modified to become six payments totaling €430,800 due from July 20, 2012 through November 30, 2012. On December 20, 2012, the December 31, 2012 and June 30, 2013 payments totaling €861,600 due under the lease with Heuliez were modified to become twelve monthly payments totaling €862,020 due from January 1, 2013 through December 31, 2013. On April 8, 2013, Heuliez again filed for Redressement Judiciaire. As of May 9, 2013, Heuliez is current on all lease payments;

(ii)
Due to the global downturn in the automotive industry, Sealynx Automotive Transieres SAS (a Fund Twelve lessee, “Sealynx”) requested a restructuring of its lease payments. Fund Twelve agreed to reduce Sealynx’s lease payments during the three months ended September 30, 2009. On January 4, 2010, Fund Twelve restructured Sealynx’s payment obligations under its lease to provide Sealynx with cash flow flexibility while at the same time attempting to preserve Fund Twelve’s projected economic return on its investment. As additional security for restructuring the payment obligations, Fund Twelve received an additional mortgage on certain real property owned by Sealynx in Charleval, France. On July 5, 2010, Sealynx filed for a conciliation procedure with the Commercial Court of Nanterre requesting that it be permitted to repay, over a two-year period, approximately $1,900,000 of rental payments that had been due to Fund Twelve on July 1, 2010. As a result of third party offers to purchase the equipment under lease during 2011 and the uncertainty regarding Fund Twelve’s ability to collect all remaining amounts due under the lease, Fund Twelve recorded approximately $4,409,000 of bad debt expense during the year ended December 31, 2010 to write the asset down to net realizable value. On December 7, 2010, Sealynx filed for Redressement Judiciaire. On May 16, 2011, Fund Twelve entered into an agreement with the entity that purchased Sealynx through the Redressement Judiciaire to sell the automotive manufacturing equipment leased to Sealynx for the purchase price of €3,000,000, with the purchase price to be paid in three installments and accruing interest at a rate of 5.5%. Fund Twelve will retain title to the equipment until the final payment is received on or before June 1, 2013. On April 25, 2012, Sealynx again filed for Redressement Judiciaire. As of May 9, 2013, it is not possible to determine Fund Twelve’s ability to collect the amounts due to it;

(iii)
In October 2009, certain facts came to light that led the Investment Manager to believe that Equipment Acquisition Resources, Inc. (a lessee of a joint venture between Fund Eleven and Fund Twelve, “EAR”) was perpetrating a fraud against EAR’s lenders, including ICON EAR, LLC and ICON EAR II, LLC (collectively, “ICON EAR”). On October 23, 2009, EAR filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to the filing of the bankruptcy petition, EAR disclaimed any right to its equipment and the equipment became the subject of an Illinois State Court proceeding. The equipment was subsequently sold as part of the Illinois State Court proceeding. During 2009, ICON EAR foreclosed on property that was received as additional security under the leases. On June 7, 2010, ICON EAR received judgments in New York State Supreme Court against two principals of EAR who had guaranteed EAR’s lease obligations. ICON EAR has had the New York State Supreme Court judgments recognized in Illinois, where the principals live, but does not currently anticipate being able to collect on such judgments. Based on the Investment Manager’s periodic review of significant assets in Fund Eleven’s and Fund Twelve’s portfolios, the Investment Manager determined that the net book value of the semiconductor manufacturing equipment and certain parcels of real property received as additional security may not be recoverable, resulting in the write down in value of the semiconductor manufacturing equipment and real property. In addition, on June 20, 2011, ICON EAR filed a complaint in the Court of Common Pleas, Hamilton County, Ohio, against EAR’s auditors alleging malpractice and negligent misrepresentation. On May 11, 2012, the case was settled and EAR’s auditors paid ICON EAR the aggregate amount of $590,000. On October 21, 2011, the Chapter 11 bankruptcy trustee for EAR filed an Adversary Complaint against ICON EAR seeking the recovery of certain funds that the trustee alleged were fraudulently transferred from EAR to ICON EAR. The complaint also sought the recovery of payments made by EAR to ICON EAR during the 90-day period preceding EAR’s bankruptcy filing, alleging that those payments constituted a preference under the U.S. Bankruptcy Code. Additionally, the complaint sought the imposition of a constructive trust over certain real property and the proceeds from the sale that ICON EAR received as security in connection with its investment. The Investment Manager filed an answer to the complaint, which included certain affirmative defenses. The Investment Manager believes that these claims are frivolous and intends to vigorously contest this action. On March 7, 2012, one of the creditors in the Illinois State Court proceeding won a summary judgment motion filed against ICON EAR that granted dismissal of ICON EAR’s claims to the proceeds resulting from the sale of the EAR equipment. ICON EAR is appealing this decision;

(iv)
On October 30, 2009, Fund Ten amended the bareboat charters for two container vessels, the M/V China Star (the “China Star,” f/k/a the M/V ZIM Canada) and the M/V Dubai Star (the “Dubai Star,” f/k/a the M/V ZIM Korea), to restructure each respective charterer’s payment obligations. The charter for the China Star was extended from June 30, 2014 to March 31, 2017 and the charter for the Dubai Star was extended from June 30, 2014 to March 31, 2016. The purpose of the restructuring was to provide the charterers with additional flexibility while at the same time attempting to preserve Fund Ten’s projected economic return on its investment;

(v)
On October 30, 2009, Fund Eleven amended the bareboat charters for the four container vessels, the ZIM Andaman Sea, the ZIM Hong Kong, the ZIM Israel and the ZIM Japan Sea (collectively, the “ZIM Vessels”), to restructure each respective charterer’s payment obligations so that Fund Eleven will continue to receive payments through September 30, 2014 in accordance with each amended charter. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $35,147,000 relating to the write down in value of the ZIM Vessels. On November 10, 2010, November 22, 2010, February 28, 2011 and March 16, 2011, Fund Eleven sold the ZIM Japan Sea, the ZIM Andaman Sea, the ZIM Hong Kong and the ZIM Israel, respectively, pursuant to the terms of the applicable memoranda of agreement. The proceeds of the sales were used to make prepayments under the facility agreement with HSH Nordbank AG. During June 2011, Fund Eleven received notices from ZIM Integrated Shipping Services Ltd. (“ZIM”) claiming it was owed various amounts for unpaid seller’s credits in the aggregate amount of approximately $7,300,000. The Investment Manager believes any obligation to repay the seller’s credit was extinguished when ZIM defaulted by failing to fulfill certain of its obligations under the bareboat charters. On August 8, 2011, the Investment Manager agreed to a three party arbitration panel to hear such claims. On April 19, 2012, ZIM filed arbitration claim submissions. On June 26, 2012, Fund Eleven filed its defense and counterclaim submissions. The Investment Manager believes that ZIM’s claims are frivolous and intends to vigorously contest these claims. As of May 9, 2013, Fund Eleven is unable to predict the outcome of the arbitration or loss therefrom, if any;

(vi)
Fund Twelve and Fund Fourteen, through certain subsidiaries of a joint venture between them, borrowed $128,000,000 (the “Senior Debt”) in connection with the acquisition of the vessels bareboat chartered to AET Inc. Limited. The joint venture also borrowed $22,000,000 of subordinated non-recourse long-term debt from an unaffiliated third party (the “Sub Debt”). On April 20, 2012, these subsidiaries were notified of an event of default on the Senior Debt. Due to a change in the fair value of these vessels, a provision in the Senior Debt loan agreement restricts Fund Twelve’s and Fund Fourteen’s ability to utilize cash generated by the charter of these vessels as of January 12, 2012 for purposes other than paying the Senior Debt. Charter payments in excess of the Senior Debt loan service are held in reserve by the Senior Debt lender until such time as the default is cured. Once cured, the reserves will be released to the joint venture. While this restriction is in place, the joint venture is prevented from applying the charter proceeds to the Sub Debt. As a result of the joint venture’s failure to make the required June 2012 Sub Debt loan payment, the Sub Debt lender has certain rights, including step-in rights, which allow it to collect cash generated from the charters until such time as the Sub Debt lender has received all unpaid amounts. The Sub Debt lender has reserved but not exercised its rights under the loan agreement; and

(vii)
On March 9, 2012, Fund Fourteen and Fund Fifteen made term loans in the respective amounts of $7,500,000 and $5,000,000 to Kanza Construction, Inc. (“Kanza”). The loans bear interest at 13% per year and are each for a period of 60 months. The loans are secured by all of Kanza’s assets. During the three months ended June 30, 2012, as a result of Kanza’s unexpected financial hardship and failure to meet certain payment obligations, the loans were placed on nonaccrual status and Fund Fourteen and Fund Fifteen recorded credit loss reserves of $2,940,000 and $1,960,000, respectively, based on the estimated value of the recoverable collateral. As of May 9, 2013, Kanza has repaid the estimated recoverable balances of the term loans made by Fund Fourteen and Fund Fifteen.  Fund Fourteen and Fund Fifteen continue to pursue all legal remedies to obtain payment of the remaining $2,940,000 and $1,960,000, respectively.

Although our Investment Manager expects that our affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to our affiliates, our Investment Manager will continue to review and evaluate the impact of the recession on our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represent historical results of equipment leasing and finance funds sponsored by our Investment Manager. If you purchase our Interests, you will not have any ownership interest in any other businesses sponsored or owned by our Investment Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Investment Manager and its affiliates.

General Partner’s Discussion and Analysis of Results of Operations and Financial Condition

The disclosure under the heading “General Partner’s Discussion and Analysis of Results of Operations and Financial Condition—Operations” on page 119 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9, is hereby revised by replacing the last sentence of the first paragraph with the following:

During the period from June 6, 2011 to May 9, 2013, we raised $184,051,061 in total equity, and will continue to raise equity until our offering period ends on or before June 6, 2013.

The disclosure under the heading “General Partner’s Discussion and Analysis of Results of Operations and Financial Condition” on pages 119 and 120 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9, is hereby revised by replacing in its entirety the “Significant Transactions” disclosure with the following:

Significant Transactions

We engaged in the following significant transactions since December 31, 2012 through March 31, 2013:

Notes Receivable

On March 9, 2012, we made a term loan in the amount of $5,000,000 to Kanza Construction, Inc. (“Kanza”). The loan bears interest at 13% per year and is for a period of 60 months. The loan is secured by all of Kanza’s assets. As a result of Kanza’s unexpected financial hardship and failure to meet certain payment obligations, the loan was placed on non-accrual status and we recorded a credit loss reserve of $1,960,000 during the year ended December 31, 2012 based on the estimated value of the recoverable collateral. During the three months ended March 31, 2013, Kanza sold a portion of its assets and remitted the proceeds to us, reducing the outstanding estimated recoverable balance of the loan at March 31, 2013 to approximately $487,000. Subsequent to March 31, 2013, Kanza sold the additional collateral and used the proceeds to substantially satisfy the $487,000 balance.  We continue to pursue all legal remedies to obtain payment of the remaining $1,960,000.

On March 1, 2013, we made a secured term loan in the amount of $7,200,000 to Heniff Transportation Systems, LLC and Heniff TTL, LLC (collectively, “Heniff”) as part of a $12,000,000 secured term loan facility. The loan bears interest at 12.25% per year and is for a period of 42 months. The loan is secured by, among other things, a second priority security interest in Heniff’s assets, including tractors and stainless steel tank trailers, which were valued at approximately $44,810,000, subject to the satisfaction of the senior secured interest secured by the same assets.

Leased Equipment at Cost

On February 15, 2013, we, through a joint venture owned 58% by us, 38% by Fund Fourteen and 4% by ECI Partners, purchased onshore oil field services equipment from Go Frac, LLC (“Go Frac”) for approximately $11,804,000. Simultaneously, the equipment was leased back to Go Frac for a period of 45 months, expiring on November 30, 2016.

Acquisition Fees

We paid or accrued total acquisition fees to our Investment Manager of approximately $1,290,000 during the three months ended March 31, 2013.

The disclosure under the heading “General Partner’s Discussion and Analysis of Results of Operations and Financial Condition” on pages 119 and 120 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9, is hereby replaced in its entirety with the following:

Results of Operations for the Three Months Ended March 31, 2013 (the “2013 Quarter”) and 2012 (the “2012 Quarter”)

Total revenue for the 2013 Quarter increased $5,603,669 as compared to the 2012 Quarter.  The increase was primarily attributable to finance income generated from our notes receivable and finance leases and rental income generated from our operating leases.

Total expenses for the 2013 Quarter increased $4,199,156 as compared to the 2012 Quarter.  The increase was primarily due to depreciation of assets related to our operating leases, interest expense related to our non-recourse long-term debt and administrative expense reimbursements and management fees to our Investment Manager.  Administrative expense reimbursements are costs incurred by our Investment Manager or its affiliates that are necessary to our operations.

Net Income (Loss) Attributable to Noncontrolling Interests

Net income (loss) attributable to noncontrolling interests increased $379,454 from a loss of $143,063 in the 2012 Quarter to income of $236,391 in the 2013 Quarter. The increase was primarily due to net income related to our joint ventures with Fund Fourteen, which invested in two operating leases and two finance leases and our joint ventures with ECI Partners, which invested in three operating leases since March 31, 2012.

Net Income (Loss) Attributable to Fund Fifteen

As a result of the foregoing factors, the net income (loss) attributable to us increased $1,025,059 from a loss of $(14,769) in the 2012 Quarter to income of $1,010,290 in the 2013 Quarter. The net income (loss) attributable to us per weighted average Interest outstanding for the 2013 Quarter and the 2012 Quarter was $6.14 and $(0.28), respectively.

Financial Condition

This section discusses the major balance sheet variances at March 31, 2013 compared to December 31, 2012.

Total Assets

Total assets increased $22,766,357, from $208,274,347 at December 31, 2012 to $231,040,704 at March 31, 2013. The increase in total assets was the result of cash proceeds received from the sale of Interests, the majority of which were then used to invest in one note receivable and one operating lease.

Total Liabilities

Total liabilities increased $1,055,313, from $78,351,878 at December 31, 2012 to $79,407,191 at March 31, 2013. The increase was primarily the result of a security deposit in the amount of approximately $2,570,000 received in conjunction with an operating lease transaction during the 2013 Quarter, which will be returned to the lessee after the termination of the operating lease, except in the event of a default, in which case the security deposit will be used or retained to the extent required to cure the default. The increase was partially offset by principal payments we made on our non-recourse long-term debt.

Equity

Equity increased $21,711,044, from $129,922,469 at December 31, 2012 to $151,633,513 at March 31, 2013. The increase primarily related to the cash proceeds received from the sale of Interests, investments by noncontrolling interests and the net income recorded in the 2013 Quarter, which were partially offset by sales and offering expenses incurred and distributions paid.

Liquidity and Capital Resources

Summary

At March 31, 2013 and December 31, 2012, we had cash of $44,332,819 and $37,990,933, respectively.  Pursuant to the terms of our offering, we have established a reserve in the amount of 0.50% of the gross offering proceeds from the sale of our Interests.  As of March 31, 2013, the cash reserve was $864,531. During our offering period, our main source of cash is from financing activities and our main use of cash is in investing activities.

We are offering our Interests on a “best efforts” basis with the current intention of raising up to $418,000,000.  As additional Interests are sold, we will experience a relative increase in liquidity as cash is received, and then a relative decrease in liquidity as cash is expended to make investments.

We are using the net proceeds of the offering and cash from operations to invest in Capital Assets located in North America, Europe and other developed markets, including those in Asia, South America and elsewhere.  We have sought and continue to seek to acquire a portfolio of Capital Assets that is comprised of transactions that generate (a) current cash flow from payments of principal and/or interest (in the case of secured loans and other financing transactions) and rental payments (in the case of leases), (b) deferred cash flow by realizing the value of certain Capital Assets or interests therein at the maturity of the investment, or (c) a combination of both.

Unanticipated or greater than anticipated operating costs or losses (including a borrower’s inability to make timely loan payments or a lessee’s inability to make timely lease payments) would adversely affect our liquidity. To the extent that working capital may be insufficient to satisfy our cash requirements, we anticipate that we would fund our operations from cash flow generated by operating and financing activities. In addition, as of March 31, 2013, we have up to $10,000,000 available to us under the Facility pursuant to the borrowing base. Our General Partner does not intend to fund any cash flow deficit of ours or provide other financial assistance to us.

From the commencement of our offering period on June 6, 2011 through March 31, 2013, we sold 173,615 Interests to 4,148 limited partners, representing $172,906,128 of capital contributions. From the initial closing date on July 28, 2011 through March 31, 2013, we paid or accrued sales commissions to third parties of $11,583,799 and dealer-manager fees to ICON Securities, LLC of $5,071,428.  In addition, organizational and offering expenses of $2,629,880 were paid or accrued by us, our General Partner or its affiliates during the offering period.

Operating Activities

Cash provided by operating activities increased $6,585,013, from a use of cash of $413,335 in the 2012 Quarter to a source of cash of $6,171,678 in the 2013 Quarter. The increase was primarily related to rental payments received on our operating leases and interest payments received on our notes receivable and finance leases, partially offset by payments made for administrative expense reimbursements and management fees to our Investment Manager and interest expense on third-party non-recourse long-term debt.

Investing Activities

Cash used in investing activities increased $4,621,237, from $14,395,047 in the 2012 Quarter to $19,016,284 in the 2013 Quarter. The increase was primarily related to our investment in one note receivable and the purchase of equipment leased subject to an operating lease during the 2013 Quarter, partially offset by the collection of principal received on finance leases and notes receivable during the 2013 Quarter.

Financing Activities

Cash provided by financing activities decreased $13,418,426, from $32,604,918 in the 2012 Quarter to $19,186,492 in the 2013 Quarter. The decrease was primarily related to (i) a decrease in the sale of Interests, (ii) an increase in cash distributions paid to partners and noncontrolling interests and (iii) an increase in principal repayments of debt related to our investment in the Lewek Ambassador and the Hoegh Copenhagen, which were partially offset by (i) an increase in investment in joint ventures by noncontrolling interests and (ii) a decrease in sales and offering expenses paid in the 2013 Quarter.

Non-Recourse Long-Term Debt

We had non-recourse long-term debt obligations at March 31, 2013 of $67,520,833 related to the Lewek Ambassador and Hoegh Copenhagen. Our non-recourse long-term debt obligations consist of notes payable in which the lender has a security interest in the underlying vessels. If the lessee were to default on the underlying lease, resulting in our default on the non-recourse long-term debt, the vessels would be returned to the lender in extinguishment of that debt.

Distributions

We, at our General Partner’s discretion, pay monthly distributions to each of our limited partners beginning with the first month after each such limited partner’s admission and expect to continue to pay such distributions until the termination of our operating period. We paid distributions of $30,789, $3,048,086 and $176,796 to our General Partner, limited partners and noncontrolling interests, respectively, during the 2013 Quarter.

Certain Financial Information of ICON ECI Fund Fifteen, L.P.
for the Quarter Ended March 31, 2013

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Consolidated Balance Sheets

	March 31,	December 31,
	2013	2012
	(unaudited)
Assets
Cash	$44,332,819	$37,990,933
Net investment in notes receivable	50,484,880	43,136,956
Leased equipment at cost (less accumulated depreciation of
$4,721,594 and $2,167,417, respectively)	108,405,895	98,872,792
Net investment in finance leases	24,523,914	25,126,700
Deferred charges	412,892	832,164
Other assets	2,880,304	2,314,802
Total assets	$231,040,704	$208,274,347
Liabilities and Equity
Liabilities:
Non-recourse long-term debt	$67,520,833	$69,250,000
Due to General Partner and affiliates, net	3,067,224	3,041,918
Accrued expenses and other liabilities	8,819,134	6,059,960
Total liabilities	79,407,191	78,351,878

Commitments and contingencies (Note 10)

Equity:
Partners' equity:
Limited partners	141,403,648	123,633,993
General Partner	(127,578)	(106,892)
Total partners' equity	141,276,070	123,527,101
Noncontrolling interests	10,357,443	6,395,368
Total equity	151,633,513	129,922,469
Total liabilities and equity	$231,040,704	$208,274,347

See accompanying notes to consolidated financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Operations
(unaudited)

	Three Months Ended March, 31
	2013	2012
Revenue:
Finance income	$2,034,976	$705,195
Rental income	4,264,395	-
Other income	13,262	3,769
Total revenue	6,312,633	708,964

Expenses:
Management fees	209,491	26,817
Administrative expense reimbursements	969,695	419,085
General and administrative	304,465	232,801
Interest	1,028,124	188,093
Depreciation	2,554,177	-
Total expenses	5,065,952	866,796
Net income (loss)	1,246,681	(157,832)
Less: net income (loss) attributable to noncontrolling interests	236,391	(143,063)
Net income (loss) attributable to Fund Fifteen	$1,010,290	$(14,769)

Net income (loss) attributable to Fund Fifteen allocable to:
Limited partners	$1,000,187	$(14,621)
General Partner	10,103	(148)
	$1,010,290	$(14,769)

Weighted average number of limited partnership interests outstanding	162,992	52,155

Net income (loss) attributable to Fund Fifteen per weighted average limited partnership
interest outstanding	$6.14	$(0.28)

See accompanying notes to consolidated financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statement of Changes in Equity

	Partners' Equity
	Limited			Total
	Partnership	Limited	General	Partners'	Noncontrolling	Total
	Interests	Partners	Partner	Equity	Interests	Equity
Balance, December 31, 2012	150,972	$123,633,993	$(106,892)	$123,527,101	$6,395,368	$129,922,469

Net income	-	1,000,187	10,103	1,010,290	236,391	1,246,681
Proceeds from sale of limited
partnership interests	22,643	22,464,607	-	22,464,607	-	22,464,607
Sales and offering expenses	-	(2,647,053)	-	(2,647,053)	-	(2,647,053)
Cash distributions	-	(3,048,086)	(30,789)	(3,078,875)	(176,796)	(3,255,671)
Investment by noncontrolling interests	-	-	-	-	3,902,480	3,902,480
Balance, March 31, 2013 (unaudited)	173,615	$141,403,648	$(127,578)	$141,276,070	$10,357,443	$151,633,513

See accompanying notes to consolidated financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Cash Flows
(unaudited)
	Three Months Ended March 31,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$1,246,681	$(157,832)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Finance income	172,974	64,090
Depreciation	2,554,177	-
Interest expense from amortization of debt financing costs	56,921	2,478
Interest expense from amortization of seller's credit	69,801	-
Paid-in-kind interest	54,470	-
Changes in operating assets and liabilities:
Other assets	(658,325)	9,871
Deferred revenue	124,448	22,400
Due to General Partner and affiliates, net	(61,188)	(128,825)
Accrued expenses and other liabilities	2,611,719	(225,517)
Net cash provided by (used in) operating activities	6,171,678	(413,335)
Cash flows from investing activities:
Purchase of equipment	(12,087,280)	-
Principal received on finance leases	574,539	105,222
Investment in notes receivable	(7,726,224)	(14,560,686)
Principal received on notes receivable	222,681	60,417
Net cash used in investing activities	(19,016,284)	(14,395,047)
Cash flows from financing activities:
Repayment of non-recourse long-term debt	(1,729,167)	-
Sale of limited partnership interests	22,464,607	37,118,509
Sales and offering expenses paid	(2,085,757)	(3,617,390)
Deferred charges paid	(110,000)	(204,151)
Investment by noncontrolling interests	3,902,480	117,500
Distributions to noncontrolling interests	(176,796)	-
Cash distributions to partners	(3,078,875)	(809,550)
Net cash provided by financing activities	19,186,492	32,604,918
Net increase in cash	6,341,886	17,796,536
Cash, beginning of period	37,990,933	5,383,978
Cash, end of period	$44,332,819	$23,180,514

See accompanying notes to consolidated financial statements.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended March 31,
	2013	2012
Supplemental disclosure of cash flow information:

Cash paid for interest	$799,426	$-

Supplemental disclosure of non-cash investing and financing activities:

Organizational and offering expenses due to Investment Manager	$32,025	$1,951
Organizational and offering expenses charged to equity	$561,296	$241,922
Dealer-manager fees due to ICON Securities	$-	$31,889

See accompanying notes to consolidated financial statements

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2013
(unaudited)

(1)     Organization

ICON ECI Fund Fifteen, L.P. (the “Partnership”) was formed on September 23, 2010 as a Delaware limited partnership. The initial capitalization of the Partnership was $1,001. The Partnership will continue until December 31, 2025, unless terminated sooner. The Partnership is offering limited partnership interests (“Interests”) on a “best efforts” basis with the intention of raising up to $418,000,000 of capital, consisting of 420,000 Interests, of which 20,000 have been reserved for the Partnership’s distribution reinvestment plan (the “DRIP Plan”). The DRIP Plan allows limited partners to purchase Interests with distributions received from the Partnership and/or certain affiliates of the Partnership.

At any time prior to the time that the offering of Interests is terminated, the Partnership may, at its sole discretion, increase the offering to a maximum of up to $618,000,000 of capital, consisting of 620,000 Interests; provided, however, that the offering period may not be extended in connection with such change. The Partnership is currently in its offering period, which commenced on June 6, 2011 and is anticipated to end no later than June 6, 2013.

With the proceeds from Interests sold, the Partnership will (i) primarily originate or acquire a diverse pool of investments in domestic and global companies, which investments will primarily be structured as debt and debt-like financings (such as loans and leases) that are collateralized by equipment and other corporate infrastructure (collectively, “Capital Assets”) utilized by such companies to operate their businesses, as well as other strategic investments in or collateralized by Capital Assets that ICON GP 15, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), believes will provide the Partnership with a satisfactory, risk-adjusted rate of return, (ii) pay fees and expenses, and (iii) establish a cash reserve. The General Partner will make investment decisions on behalf of and manage the business of the Partnership. Additionally, the General Partner has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the Partnership.

As of July 28, 2011 (the “Initial Closing Date”), the Partnership raised a minimum of $1,200,000 from the sale of Interests, at which time the Partnership commenced operations. Upon the commencement of operations on the Initial Closing Date, the Partnership returned the initial capital contribution of $1,000 to ICON Capital, LLC, a Delaware limited liability company formerly known as ICON Capital Corp. and the investment manager of the Partnership (the “Investment Manager”). From the commencement of the Partnership’s offering on June 6, 2011 through March 31, 2013, the Partnership sold 173,615 Interests to 4,148 limited partners, representing $172,906,128 of capital contributions. Investors from the Commonwealth of Pennsylvania and the State of Tennessee were not admitted until the Partnership raised total equity in the amount of $20,000,000, which the Partnership achieved on November 17, 2011. During the period from the Initial Closing Date through March 31, 2013, the Partnership paid or accrued the following commissions and fees in connection with its offering of Interests: (i) sales commissions to third parties in the amount of $11,583,799 and (ii) dealer-manager fees in the amount of $5,071,428 to ICON Securities, LLC, formerly known as ICON Securities Corp., an affiliate of the General Partner and the dealer-manager of the offering of the Interests (“ICON Securities”). In addition, during such period, the General Partner and its affiliates, on behalf of the Partnership, incurred organizational and offering expenses in the amount of $2,629,880. From the Initial Closing Date through March 31, 2013, organizational and offering expenses in the amount of $2,216,988 were recorded as a reduction of partners’ equity.

Partners’ capital accounts are increased for their initial capital contribution plus their proportionate share of earnings and decreased by their proportionate share of losses and distributions. Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the limited partners and 1% to the General Partner until the aggregate amount of cash distributions paid to limited partners equals the sum of the limited partners’ aggregate capital contributions, plus an 8% cumulative annual return on their aggregate unreturned capital contributions, compounded daily. After such time, distributions will be allocated 90% to the limited partners and 10% to the General Partner.

(2)      Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q. In the opinion of the General Partner, all adjustments, which are of a normal recurring nature, considered necessary for a fair presentation have been included.  These consolidated financial statements should be read together with the consolidated financial statements and notes included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2012.  The results for the interim period are not necessarily indicative of the results for the full year.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2013
(unaudited)

(2)      Summary of Significant Accounting Policies - continues

Credit Quality of Notes Receivable and Finance Leases and Credit Loss Reserve

The Investment Manager weighs all credit decisions based on a combination of external credit ratings as well as internal credit evaluations of all borrowers. A borrower’s credit is analyzed using those credit ratings as well as the borrower’s financial statements and other financial data deemed relevant.

As the Partnership’s financing receivables, generally finance leases and notes receivable, are limited in number, the Investment Manager is able to estimate the credit loss reserve based on a detailed analysis of each financing receivable as opposed to using portfolio-based metrics and credit loss reserve.  Financing receivables are analyzed quarterly and categorized as either performing or non-performing based on payment history.  If a financing receivable becomes non-performing due to a borrower’s missed scheduled payments or failed financial covenants, the Investment Manager analyzes whether a credit loss reserve should be established or whether the financing receivable should be restructured.  Material events would be specifically disclosed in the discussion of each financing receivable held.

Notes receivable are generally placed in a non-accrual status when payments are more than 90 days past due. Additionally, the Investment Manager periodically reviews the creditworthiness of companies with payments outstanding less than 90 days and based upon the Investment Manager’s judgment, these accounts may be placed in a non-accrual status.

In accordance with the cost recovery method, payments received on non-accrual loans are applied to principal if there is doubt regarding the ultimate collectability of principal. If collection of the principal of non-accrual loans is not in doubt, interest income is recognized on a cash basis. Loans in non-accrual status may not be restored to accrual status until all delinquent payments have been received, and the Partnership believes recovery of the remaining unpaid receivable is probable.

The Partnership charges off a loan in the period that it is deemed uncollectible and records a reduction in the allowance for loan losses and the balance of the loan.

(3)  Net Investment in Notes Receivable

Net investment in notes receivable consisted of the following:

	March 31,	December 31,
	2013	2012
Principal outstanding	$49,516,251	$42,538,932
Initial direct costs	3,710,533	3,282,650
Deferred fees	(781,904)	(724,626)
Credit loss reserve	(1,960,000)	(1,960,000)
Net investment in notes receivable	$50,484,880	$43,136,956

On March 9, 2012, the Partnership made a term loan in the amount of $5,000,000 to Kanza Construction, Inc. The loan bears interest at 13% per year and is for a period of 60 months. The loan is secured by all of Kanza’s assets. As a result of Kanza’s unexpected financial hardship and failure to meet certain payment obligations, the loan was placed on non-accrual status and the Partnership recorded a credit loss reserve of $1,960,000 during the year ended December 31, 2012 based on the estimated value of the recoverable collateral. During the three months ended March 31, 2013, Kanza sold a portion of its assets and remitted the proceeds of approximately $28,000 to the Partnership, reducing the outstanding estimated recoverable balance of the loan at March 31, 2013 to approximately $487,000. No finance income was recognized on the impaired loan during the three months ended March 31, 2013. Subsequent to March 31, 2013, Kanza sold the additional collateral and used the proceeds to substantially satisfy the $487,000 balance.  The Partnership continues to pursue all legal remedies to obtain payment of the remaining $1,960,000.

On March 1, 2013, the Partnership made a secured term loan in the amount of $7,200,000 to Heniff Transportation Systems, LLC and Heniff TTL, LLC (collectively, “Heniff”).  The loan bears interest at 12.25% per year and is for a period of 42 months.  The loan is secured by, among other things, a second priority security interest in Heniff’s assets, including tractors and stainless steel tank trailers.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2013
(unaudited)

(4)     Leased Equipment at Cost

Leased equipment at cost consisted of the following:

	March 31,	December 31,
	2013	2012
Marine vessels	$81,651,931	$81,651,931
Mining equipment	19,388,278	19,388,278
Oilfield services equipment	12,087,280	-
Leased equipment at cost	113,127,489	101,040,209
Less: accumulated depreciation	4,721,594	2,167,417
Leased equipment at cost, less accumulated depreciation	$108,405,895	$98,872,792

On February 15, 2013, the Partnership, through a joint venture owned 58% by the Partnership, 38% by ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) and 4% by ICON ECI Partners L.P. (“ECI Partners”), entities also managed by the Investment Manager, purchased onshore oil field services equipment from Go Frac, LLC for approximately $11,804,000. Simultaneously, the equipment was leased back to Go Frac for a period of 45 months, expiring on November 30, 2016.

Depreciation expense was $2,554,177 for the three months ended March 31, 2013. The Partnership did not have any operating leases during the three months ended March 31, 2012.

(5)     Net Investment in Finance Leases

Net investment in finance leases consisted of the following:

	March 31,	December 31,
	2013	2012
Minimum rents receivable	$36,889,425	$38,214,311
Estimated residual values	328,192	328,192
Initial direct costs	561,450	589,698
Unearned income	(13,255,153)	(14,005,501)
Net investment in finance leases	$24,523,914	$25,126,700

(6)     Non-Recourse Long-Term Debt

As of March 31, 2013 and December 31, 2012, the Partnership had $67,520,833 and $69,250,000 of non-recourse long-term debt, respectively, with maturity dates ranging from June 4, 2019 to December 31, 2020, and interest rates ranging from 4.6% to 4.997% per year.

At March 31, 2013, the Partnership was in compliance with all covenants related to non-recourse long-term debt.

(7)     Revolving Line of Credit, Recourse

On May 10, 2011, the Partnership entered into an agreement with California Bank & Trust (“CB&T”) for a revolving line of credit of up to $5,000,000 (the “Facility”), which is secured by all of the Partnership’s assets not subject to a first priority lien. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, based on the present value of the future receivables under certain loans and lease agreements in which the Partnership has a beneficial interest.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2013
(unaudited)

(7)     Revolving Line of Credit, Recourse - continues

The Facility has been extended through March 31, 2015 and increased to $10,000,000. The interest rate for general advances under the Facility is CB&T’s prime rate. The Partnership may elect to designate up to five advances on the outstanding principal balance of the Facility to bear interest at the London Interbank Offered Rate (“LIBOR”) plus 2.5% per year. In all instances, borrowings under the Facility are subject to an interest rate floor of 4.0% per year. In addition, the Partnership is obligated to pay an annualized 0.5% fee on unused commitments under the Facility. At March 31, 2013, there were no obligations outstanding under the Facility and the Partnership had $10,000,000 available under the Facility pursuant to the borrowing base.

At March 31, 2013, the Partnership was in compliance with all covenants related to the Facility.

(8)     Transactions with Related Parties

The Partnership paid distributions to the General Partner of $30,789 and $8,095 for the three months ended March 31, 2013 and 2012, respectively. Additionally, the General Partner’s interest in the net income (loss) attributable to the Partnership was $10,103 and $(148) for the three months ended March 31, 2013 and 2012, respectively.

Fees and other expenses paid or accrued by the Partnership to the General Partner or its affiliates were as follows:

			Three Months Ended March 31,
Entity	Capacity	Description	2013	2012
		Organizational and offering
ICON Capital, LLC	Investment Manager	expense reimbursements (1)	$142,024	$202,200
ICON Securities, LLC	Dealer-Manager	Dealer-manager fees (2)	642,252	1,102,522
ICON Capital, LLC	Investment Manager	Acquisition fees (3)	1,290,123	658,377
ICON Capital, LLC	Investment Manager	Management fees (4)	209,491	26,817
		Administrative expense
ICON Capital, LLC	Investment Manager	reimbursements (4)	969,695	419,085
Fund Fourteen	Noncontrolling Interest	Interest expense (4)	95,279	119,000
			$3,348,864	$2,528,001

(1) Amount capitalized and amortized to partners' equity.
(2) Amount charged directly to partners' equity.
(3) Amount capitalized and amortized to operations.
(4) Amount charged directly to operations.

At March 31, 2013, the Partnership had a net payable of $3,067,224 due to the General Partner and its affiliates that primarily consisted of a payable of approximately $2,497,000 due to Fund Fourteen related to its noncontrolling interest in the Lewek Ambassador, an acquisition fee payable to the Partnership’s Investment Manager and administrative expense reimbursements. At December 31, 2012, the Partnership had a net payable of $3,041,918 due to the General Partner and its affiliates that primarily consisted of a payable of approximately $2,442,000 due to Fund Fourteen related to its noncontrolling interest in the Lewek Ambassador and administrative expense reimbursements.

From April 1, 2013 through May 9, 2013, the Partnership raised an additional $11,144,933 in capital contributions and paid or accrued dealer-manager fees to ICON Securities in the amount of $309,677.

(9)      Fair Value Measurements

Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
•	Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
•	Level 3: Pricing inputs that are generally unobservable and cannot be corroborated by market data.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2013
(unaudited)

(9)      Fair Value Measurements - continues

Assets and Liabilities for which Fair Value is Disclosed
Certain of the Partnership’s financial assets and liabilities, which include fixed-rate notes receivable, fixed-rate non-recourse long-term debt and a seller’s credit, in which fair value is required to be disclosed, were valued using inputs that are generally unobservable and cannot be corroborated by market data and are therefore classified within Level 3. As permitted by the accounting pronouncements, the Partnership uses projected cash flows for fair value measurements of these financial assets and liabilities. Fair value information with respect to certain of the Partnership’s other assets and liabilities is not separately provided since (i) the current accounting pronouncements do not require fair value disclosures of lease arrangements and (ii) the carrying value of financial assets, other than lease-related investments, and the recorded value of recourse debt approximate fair value due to their short-term maturities and variable interest rates.

The estimated fair value of the Partnership’s fixed-rate notes receivable, fixed-rate non-recourse long-term debt and seller’s credit was based on the discounted value of future cash flows related to the loans based on recent transactions of this type. Principal outstanding on fixed-rate notes receivable was discounted at rates ranging between 12.25% and 17.0% per year. Principal outstanding on fixed-rate non-recourse long-term debt and the seller’s credit was discounted at a rate of 4.60% per year.

	March 31, 2013
	Carrying	Fair Value
	Amount	(Level 3)
Principal outstanding on fixed-rate notes receivable	$47,556,251	$47,936,951

Principal outstanding on fixed-rate non-recourse long-term debt	$67,520,833	$68,882,732

Seller's credit	$5,752,441	$5,752,441

(10)   Commitments and Contingencies

At the time the Partnership acquires or divests of its interest in Capital Assets, the Partnership may, under very limited circumstances, agree to indemnify the seller or buyer for specific contingent liabilities.  The General Partner believes that any liability of the Partnership that may arise as a result of any such indemnification obligations will not have a material adverse effect on the consolidated financial condition or results of operations of the Partnership taken as a whole.

In connection with certain investments, the Partnership is required to maintain restricted cash balances with certain banks. Restricted cash of approximately $625,000 and $500,000 is presented within other assets in the Partnership’s consolidated balance sheets at March 31, 2013 and December 31, 2012, respectively.

The Partnership has entered into a remarketing agreement with a third party. Residual proceeds received in excess of specific amounts will be shared with this third party in accordance with the terms of the remarketing agreement. The present value of the obligation related to this agreement at March 31, 2013 and December 31, 2012 was approximately $112,000 and $108,000, respectively.

ICON ECI Fund Fifteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2013
(unaudited)

(11)   Subsequent Events

On April 2, 2013, the Partnership, through two joint ventures owned 55% by the Partnership and 45% by Fund Fourteen, purchased two chemical tanker vessels, the Ardmore Capella and Ardmore Calypso, from wholly-owned subsidiaries of Ardmore Shipholding Limited (“Ardmore”).  Simultaneously, the vessels were bareboat chartered back to Ardmore for a period of five years.  The purchase price for the vessels was funded by $8,850,000 in cash, $22,750,000 of financing through non-recourse long-term debt and $5,500,000 of financing through two subordinated, non-interest-bearing seller’s credits.

On April 5, 2013, the Partnership made a secured term loan in the amount of $13,500,000 to Lubricating Specialties Company (“LSC”).  The loan bears interest at 13.5% per year and matures on August 1, 2018.  The loan is secured by, among other things, a second priority security interest in and lien on LSC’s liquid storage tanks, blending lines, packaging equipment, accounts receivable and inventory.

S - 18